UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 5758-6834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Results of Annual General Meeting

Ku6 Media Co., Ltd. (the “Company,” NASDAQ: KUTV), today announced the results of the Company’s 2015 annual general meeting of shareholders (the “2015 AGM”) held on October 29, 2015 at 10:00 A.M. in Hong Kong.

At the 2015 AGM, the Company’s shareholders adopted the following resolutions proposed by the board of the directors of the Company:

1.                                      To elect Feng Gao, Qingmin Dai, Yong Gui, Jun Deng, Robert Chiu, Mingfeng Chen and Jason Ma to serve as directors of the Company until the next annual general meeting of shareholders of the Company and until his/her successor is duly elected and qualified, or until his/her earlier removal, or earlier vacation of office; and

2.                                      To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Jason Ma
	Name:	Jason Ma
	Title:	Acting Chief Financial Officer

Date: October 29, 2015